April 26, 2004

On behalf of the Registrant, I am herewith filing a request to withdraw the filing of a Post-Effective Amendment to the Registration
Statement regarding the May 1, 2004 update of the Registrant. The Registrant filed on April 20, 2004, under Rule 485(b),
Post-Effective Amendment No. 18 under the Securities Act of 1933 and Amendment No. 18 (the "Amendment") under the Investment Company
Act of 1940 to the Registration Statement.  The Registrant filed in error and therefore requests the withdrawal pursuant to Rule
477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendment.

Incorrect filing information

826734
cs7*gcad
033-47976 (SEC replaced this number with 033-47753)

Correct filing information - refilled April 21, 2004 - accession number - 0000881453-04-000059

887588
@h8kisjy
033-47976

Please withdraw my filing of April 21, 2004 - 0000881453-04-000034.

Thank you

/s/Dee Steigauf
1-800-628-6039-53872